UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Wise’s response to recent press articles

London/New York, 1 June 2026 - Combating financial crime is an industry-wide challenge that Wise takes extremely seriously as a financial institution with over 80 regulatory licences globally, enabling us to serve more than 19 million active customers worldwide and process around 4.7 million transactions per day.

We are currently working with the Brussels prosecutor to respond to queries about our business, as we routinely do with regulators and law-enforcement authorities. His office’s enquiries are still incomplete and no specific findings have been shared with us to date. As such, it would be speculative for us to comment on any allegations. We will continue to engage with the Brussels prosecutor’s office if and when any specific findings are made available to us.

Wise Europe is established in Belgium, from where we serve the rest of Europe through the EU passporting system for financial services. Consequently, law enforcement requests throughout the EEA are currently directed to Belgium, a different set-up to those financial institutions that operate a branch or local entity network and where law enforcement requests would therefore remain with the respective authorities in each country.

All financial institutions are expected to respond to requests for information from law enforcement agencies and submit suspicious activity reports to the relevant authorities 一 these are a normal part of operations and are not, in themselves, indicative of non-compliance with anti-money laundering requirements or of any wrongdoing.

Like every financial institution, we face the reality of increasingly sophisticated bad actors attempting to exploit our platform, and we continually invest in tech-enabled systems and teams to stay ahead of ever-evolving threats. We start by verifying customers before they open an account and continue monitoring hundreds of data points in real time as customers use our products, with teams reviewing transactions, offboarding customers when needed, and proactively reporting suspicious activity to law enforcement.

We take our responsibility incredibly seriously. Around one third of Wise’s global team is dedicated to protecting our customers from financial crime and this focus is shared across all of our teams.

We will look to keep our owners and the market informed at the appropriate time.

About Wise

Wise is a global technology company, building the best way to move and manage the world's money. With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too, an entirely new network for the world's money. Launched in 2011, Wise is one of the world’s fastest growing, profitable tech companies. In the financial year 2026, Wise supported nearly 19 million people and businesses, processing over $243 billion in cross-border transactions and saving customers more than $3.3 billion.

Contact details

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: June 1, 2026	By:	/s/ Kristo Käärmann
Name: Kristo Käärmann Title: Chief Executive Officer